DB

SEC 19007753

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kingsbury Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1560 Sherman Avenue, Suite 510
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Finnerty (312) 380-5306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 West Jackson Blvd, Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William D. Vellon, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Kingsbury Capital, Inc.** as of **December 31, 2018** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Subscribed and sworn to before me this

27th day of February, 2019

Notary Public

MEGHAN MORRIS
Official Seal
Notary Public – State of Illinois
My Commission Expires Feb 23, 2022

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Members' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Kingsbury Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kingsbury Capital, Inc. (the Company) as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kingsbury Capital, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kingsbury Capital, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kingsbury Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Kingsbury Capital, Inc.'s auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2019

Kingsbury Capital, Inc.

Statement of Financial Condition
Pursuant to SEC Rule 17-a-5(d)

December 31, 2018

Kingsbury Capital, Inc.
Statement of Financial Condition
As of December 31, 2018

Assets	
Cash	$ 58,991
Commissions Receivable	20,631
Accounts Receivable	1,951
Clearing Deposit	40,000
Other Assets	12,929
Total Assets	$ 134,502
Liabilities and Stockholder's Equity	
Liabilities	
Commissions Payable	$ 31,081
Accounts Payable & Accrued Expenses	24,960
Total Liabilities	$ 56,041
Stockholder's Equity	
Common Stock, $50 par value, 1,000 shares authorized, issued and outstanding	$ 50,000
Additional Paid-In Capital	62,992
Retained Deficit	(34,531)
Total Stockholder's Equity	$ 78,461
Total Liabilities and Stockholder's Equity	$ 134,502

The accompanying notes to the financial statements are an integral part of these statements.

Kingsbury Capital, Inc.
Notes to Financial Statements
December 31, 2018

1. Organization of Business

Kingsbury Capital, Inc. (the "Company") was incorporated in the State of Illinois on January 1, 2001. The Company is registered as a broker and dealer in securities under the Securities and Exchange Act of 1934. In March 2015, Edwin C. Blitz Investments, Inc. was acquired by Kingsbury Holdings, Inc. (the "Parent Company") and renamed Kingsbury Capital, Inc. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Revenue Recognition

Commission income is recorded as earned.

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers. That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment is effective for the Company for fiscal years beginning after December 15, 2017. The impact of the amendment to FASB ASC 606 has had no material impact on the Company's financial statements.

Commission Receivable

Commissions receivable are reported at contract value. An allowance for uncollectable receivables is not considered necessary.

Reserves and Custody of Securities

The Company did not hold trading securities, nor does it hold customer securities at December 31, 2018. Because the Company does not handle customers' securities, Rule 15c3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Income Taxes

For income tax reporting purposes, the Company has elected to file as a small business corporation under Subchapter S of the Internal Revenue Code. Accordingly, the Company provides no federal income taxes, as the taxable income is includible in the shareholders' individual income tax return. The Company, however, is subject to the Illinois Small Business Corporation Replacement Tax of 1.5% of taxable income, as defined.

FASB ASC Topic 740, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the

financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefit, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC Topic 450, Accounting for Contingences. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have an immaterial effect on its financial statements.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $63,578 which is in excess of the requirement of $5,000 and a ratio of aggregate indebtedness to net capital of 0.88 to 1.

4. Filling Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2018. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Lease Commitments

The Company has an operating lease for office space that expires in July 2024. The lease is subject to escalation clauses based on the operating expenses of the lessor.

At December 31, 2018, the aggregate minimum annual commitments under the lease are as follows:

Year	Maximum Potential Liability
2019	$60,442
2020	$61,343
2021	$62,214
2022	$62,815
Thereafter	$101,888

FASB ASC Topic 842, Leases. That guidance was amended to require public business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The amendment is effective for the Company's fiscal years beginning after December 15, 2018 which is different than the effective date for nonpublic business entities. Management believes the impact of the amendment to FASB ASC 842 will have no material impact on its statement of financial condition.

6. Related Party Transactions

The Company charges Kingsbury Capital Investment Advisors, LLC, a related entity, for office space, employee payroll and shared supplies.

The President and Chief Compliance Officer, who are beneficial owners of the Parent Company, received commission income as Registered Representatives. All related party transactions are reflected in the Statement of Operations.

7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

8. Guarantees

FASB ASC Topic 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed policy.

9. Financial Instruments

FASB ASC Topic 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of FASB ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes used derivates, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do no qualify for FASB ASC 815 hedge accounting treatment.

10. Fair Value Measurements and Disclosure

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability to an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
- Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, the liquidity of the markets and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy wherein the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2018, the Company had no assets or liabilities that were required to be disclosed according to FASB ASC 820.

11. Clearing Account

The Company's has a Secondary Clearing Arrangement with RBC Capital Markets, LLC through a Sub-Broker Agreement with R.F. Lafferty & Co. Inc. The Sub-Broker Agreement requires a clearing deposit account. As of December 31, 2018, the required amount deposited with R.F Lafferty & Co. Inc. was $40,000.

12. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. Subsequent Events

Management evaluated events and transactions from January 1, 2019 through February 26, 2019, the date the financial statements were issued, noting no material events requiring disclosure.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Kingsbury Capital, Inc.

We have reviewed management's statements, included in the accompanying Kingsbury Capital, Inc. Exemption Report, in which (1) Kingsbury Capital, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2019

Kingsbury Capital, Inc.

Kingsbury Capital, Inc. Exemption Report

Kingsbury Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Kingsbury Capital, Inc.

I, William D. Vellon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
President

February 26, 2019

One Rotary Center • 1560 Sherman Avenue • Suite 510 • Evanston, IL 60201 • Phone: 312.380.5300 • Fax: 312.380.5330
www.kingsburycap.com